UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TurboChef Technologies, Inc.

File No. 001-32334 - CF#20956

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TurboChef Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on September 24, 2007 as amended on November 10, 2008.

Based on representations by TurboChef Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director